July 17, 2009

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549, Mailstop 4561

Re: Electronic Arts Inc.

Form 10-K for the fiscal year ended March 31, 2009

Filed on May 22, 2009

Form 8-K

Filed on May 5, 2009

File No. 000-17948

Dear Mr. Wilson:

We are submitting this letter in response to the comment letter, dated July 2, 2009, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filings listed above of Electronic Arts Inc. (“EA”). The number of the paragraphs below corresponds to the numbering of the Staff’s July 2, 2009 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2009

Item 1. Business

Significant Relationships

Console Manufacturers, page 9

1.	Please provide a description of the material terms of your agreements with the console manufacturers in future filings. Also, we note that although the Xbox 360 and Wii platforms accounted for approximately 24% and 14%, respectively, of your net revenues in fiscal year 2009, you have not filed any agreements with Microsoft Corporation or Nintendo Co. as exhibits. Please provide your analysis as to whether you are substantially dependent on your agreements with these companies. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also, advise whether your April 1, 2000 Licensed Publisher Agreement with Sony Computer Entertainment America pertains to the PLAYSTATION 3 console as well as the PlayStation 2 console. If you have a separate agreement related to publishing products for play on the PLAYSTATION 3 console, please file the agreement as an exhibit or provide us with your analysis as to why are not substantially dependent upon the agreement.

EA’s Response

We advise the Staff that in future filings, we will include a description of the material terms of our agreements with the console manufacturers in our disclosure in response to Item 101 of Regulation S-K.

We have not filed our agreements with Microsoft Corporation and its affiliates (“Microsoft”), Nintendo Co., Ltd. and its affiliates (“Nintendo”) or our agreement with Sony Computer Entertainment Inc. and its affiliates (“Sony”) pertaining to the PLAYSTATION 3 console. While Microsoft, Sony and Nintendo are valued and significant business partners for us, we respectfully submit that our agreements with these console manufacturers were made in the ordinary course of our business and we do not substantially depend upon these agreements. Accordingly, we do not believe that we are required to file such agreements as exhibits to our periodic reports.

Under the terms of the agreements with these console manufacturers, we are authorized to develop and distribute disk-based software products and online content compatible with their console platforms. Pursuant to these agreements, we engage the console manufacturers (or in some cases their approved suppliers) to supply disks for our products. These transactions are made pursuant to individual purchase orders (which are accepted on a case-by-case basis by Microsoft, Nintendo or Sony, as the case may be) and there are no purchase requirements under the agreements themselves. Moreover, many key commercial terms of our relationships with Microsoft, Nintendo and Sony – such as manufacturing terms, delivery times and approval conditions – are determined unilaterally, and are subject to change, by the console manufacturers and are not set forth in the respective agreements. Therefore, we do not believe that we are substantially dependent on the agreements themselves, and that disclosure of the agreements would not be valuable to the investing public.

Retailers, page 9

2.	We note that GameStop Corp. and Wal-Mart Stores, Inc. each accounted for 14% of your total net revenue in fiscal year 2009. Please tell us if you have considered including in your Form 10-K a description of your contractual arrangements with these customers or, in the absence of ongoing contractual relationships, a clarification of that status and the descriptive summary of the manner in which the parties conduct business. To the extent the parties have entered into written agreements, please analyze the basis of your determination that the agreements need not be filed. As applicable, discuss the basis of your conclusions regarding the lack of substantial dependency upon any such agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

EA’s Response

We advise the Staff that we sell our products to GameStop Corp. (“GameStop”) and Wal-Mart Stores, Inc. (“Wal-Mart”) pursuant to numerous and frequent individual purchase orders placed by each of GameStop and Wal-Mart. In 1997, we entered into a Vendor Agreement with Wal-Mart, but note that this agreement has been effectively superseded in all material respects by purchase orders and business practices. In April 2007, we agreed upon certain business terms and conditions with GameStop but advise that the parties conduct transactions pursuant to individual purchase orders. The purchase orders for both Wal-Mart and GameStop contain pricing and delivery terms and none of these purchase orders individually accounted for more than 10% of our consolidated net revenue for the fiscal year ended March 31, 2009. There is no commitment for either GameStop or Wal-Mart to purchase, or for us to sell to either GameStop or Wal-Mart, any minimum level of product. Furthermore, we do not believe that our business is substantially dependent on either GameStop or Wal-Mart, since our products are sold through a variety of retail channels as discussed in our Form 10-K including mass market retailers, electronics specialty stores, game software specialty stores and also through the Internet. Thus, we do not believe that the purchase orders or any agreement with either GameStop or Wal-Mart are required to be filed as exhibits to the Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are ordinary course agreements upon which our business is not substantially dependent. We further advise the Staff that in future filings, we will include a summary description of the manner in which we conduct business with both GameStop and Wal-Mart in our disclosure in response to Item 101 of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

3.	Your disclosures on page 107 indicate that your business is currently organized around three operating labels (EA Games, EA Sports and EA Play) as well as two operating segments in the EA Interactive organization (EA Mobile and Pogo). Tell us your consideration of providing segment information in your MD&A for your two operating segments in the EA Interactive organization. In this regard, it appears as though providing segment information for the EA Interactive organization would allow readers of your financial statements to better understand your business and analyze revenues, profitability and cash flow needs of your operating segments. We refer you to Section III.F.1 of SEC Release No. 33-6385.

EA’s Response

For all years presented, neither of the two operating segments within our Interactive organization represented more than 10% of our total segment revenue, total revenue,

total segment profit or total consolidated operating loss. We also do not foresee either of these operating segments representing more than 10% for any of these metrics within the next two to three years. As we considered Section III.F.1 of SEC Release No. 33-6835 (we presume you intended to refer to this release in your letter and not SEC Release No. 33-6385), we noted that with respect to these two operating segments, there are no “legal or other restrictions upon the free flow of funds from one segment, subsidiary or division of the registrant to others;” no “known trends, demands, commitments, events or uncertainties within a segment are reasonably likely to have a material effect on the business as a whole;” no planned disposal of assets of a segment nor other circumstances in which we believe that an analysis of these operating segments is appropriate to better understand our business. Accordingly, we concluded that providing segment information for these two operating segments would not provide a better understanding of our business or of revenue, profits or cash flows.

4.	We note from your disclosures that net revenues increased as a result of sales of titles for consoles including Wii, PLAYSTATION 3, Xbox 360, and PlayStation 2. Tell us your consideration of providing enhanced quantitative and qualitative disclosures to discuss the impact prices and volume have on your sales of titles for the various consoles. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

EA’s Response

Substantially all of our increased sales for each of the Wii, PLAYSTATION 3 and Xbox 360 (collectively, “current generation consoles”) from fiscal year 2007 to fiscal year 2009 was due to increased unit sales of products with very little impact from any change in pricing. Separately, the decline of our PLAYSTATION 2-related revenue was due to the declining interest by consumers in this platform as the industry moves to the current generation consoles. Accordingly, both price and volume impacted revenue related to this platform; however, we believe our disclosures on page 15, 16 and 29 of our Form 10-K adequately highlights this industry transition issue and do not believe increased disclosure related to price and volume would add meaningfully to understanding our annual revenue.

5.	We note from your disclosures on page 29 that as of March 31, 2009, deferred net revenue associated with sales of online-enabled packaged goods and digital content decreased by $126 million as compared to March 31, 2008, directly increasing the amount of reported net revenue during the year ended March 31, 2009. Please explain how the changes in your deferred net revenues correlates with the net increases/decreases in sales of your products by console type. For instance, we note from your disclosures on page 108 that net revenues attributable to PLAYSTATION 3 increased significantly during the year ended March 31, 2009 while deferred revenues attributable to this particular console decreased during this same period.

EA’s Response

There are two factors that must be considered when comparing the change in the deferred revenue balance with the revenue recognized for a particular platform. The first factor is the mix between games sales that are subject to deferral versus those that are not. The second factor is the timing of a game sale that is subject to deferral. Because the majority of our deferred revenue is being recognized over six months, sales made in the first half of a fiscal year will generally be completely recognized prior to the end of the fiscal year.

When comparing fiscal year 2009 to fiscal year 2008, fiscal year 2008 was the first fiscal year in which we were required to defer all of the revenue associated with our packaged goods sales for which we were obligated to provide an online service without an incremental fee. Accordingly, our deferred revenue balance at March 31, 2008 increased by $355 million as compared to March 31, 2007 and negatively impacted our fiscal year 2008 reported revenue by that amount. In fiscal year 2009, the timing of similar sales during the fiscal year was different and there was a different mix between products sales subject to deferral versus those that were not. As a result, our deferred revenue balance declined by $126 million directly benefiting our fiscal year 2009 revenue when it is compared to fiscal year 2008 revenue.

The following represents a tabular layout summarizing the above effects:

	Fiscal 2008	Fiscal 2009
Sales of online-enabled packaged goods and digital content subject to deferral	$1,186	$1,077
Change in related deferred revenue balance	(355)	126

Total revenue of online-enabled packaged goods and digital content subject to deferral*	831	1,203
Other revenue	2,834	3,009

Total revenue	$3,665	$4,212

*	Reported on page 37 of our Form 10-K

With regard to the PLAYSTATION 3 variance, page 108 of our Form 10-K indicates that revenue associated with this platform increased from $383 million for the fiscal year ended March 31, 2008 to $776 million for the fiscal year ended March 31, 2009, an increase of $393 million. Page 38 of our Form 10-K indicates that $180 million of this increase is due to an increase in deferred revenue during fiscal year 2008 as well as a decline in our deferred revenue of $65 million during fiscal year 2009 for a total increase of $245 million between fiscal year 2008 and fiscal year 2009 revenue. In other words, our sales related to the PLAYSTATION 3 platform, regardless of whether the related revenue was subject to deferral, was $563 million ($383 million plus $180 million) in fiscal year 2008 and $711 million ($776 million minus $65 million) in fiscal year 2009.

Consolidated Financial Statements

Consolidated Statements of Operations, page 65

6.	We note your response to prior comment No. 1 of our letter dated January 17, 2008. Please confirm to us that you continue to evaluate whether your services revenues represent more than 10% of your total revenues. We refer you to Rule 5-03 of Regulation S-X.

EA’s Response

We confirm that we continue to evaluate whether our service revenue represents more than 10% of our total revenue. We estimate that for fiscal year 2009 service revenue was less than 10% of our total revenue.

Consolidated Statements of Cash Flows, page 67

7.	We note that you have included an additional line item in your consolidated statements of cash flows to present ending cash, cash equivalents, and short term investments. Please clarify why you have presented an additional line item for your short term investments. Tell us how your presentation complies with the guidance in paragraphs 8 and 26 of SFAS 95.

EA’s Response

We provided supplemental information in our consolidated statements of cash flows by adding our ending short-term investments to our ending cash and cash equivalents balance to provide a total cash, cash equivalents and short-term investments. We believe this presentation is informative to our readers to provide additional perspective of our liquidity. We complied with paragraphs 8 and 26 of SFAS 95 by excluding short-term investments from cash and cash equivalents as well as providing the effects of cash and cash equivalents on the line entitled “increase in cash and cash equivalents” both of which have been disclosed in our consolidated statements of cash flows.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 71

8.

Please clarify your disclosures that indicate for digital downloads that do not have an online service component, delivery is considered to generally occur when the download is made available. In this respect, the disclosures in your fiscal 2008 Form 10-K previously indicated that for digital downloads without an online service component, delivery is considered to occur generally when the download occurs. Please explain whether this is a change in your revenue recognition policy and if so, tell us the impact of such change on your net revenues for the fiscal year ended March 31, 2009.

EA’s Response

Our fiscal year 2008 disclosure was incorrect. We have always recognized revenue when a digital download is available for download in accordance with U.S. GAAP. Accordingly, there was no change in our accounting policy. We corrected our disclosure in our fiscal year 2009 financial statements. There was no material difference between the two recognition approaches for any period presented.

Note 18. Segment Information, page 106

9.	We note from your disclosures that due to similar economic characteristics, products and distribution methods you aggregate the three operating labels (EA Games, EA Sports and EA Play) and the Pogo into one reportable segment. Tell us how you determined that each of the three labels and Pogo have similar economic characteristics. We refer you to paragraphs 17 and 73-74 of SFAS 131. In addition, please explain how you determined that the results of your EA Mobile operating segment are not material for separate disclosures. In this respect, it appears as though the net revenues associated with the EA Mobile operating segment are significant to your consolidated net revenues.

EA’s Response

In determining whether any of our operating segments had similar economic characteristics, we considered each operating segment’s long-term profit margins and operating profit percentages. We noted that the long-term forecasted gross margins for each of our operating segments was in excess of 50% and there was a difference of only 5 percentage points between the operating segments with the highest and lowest operating segment profit margin. The difference in gross margins between segments is due to some segments being more heavily dependent upon licensed intellectual property and is not due to differences in product development, manufacturing or service delivery. In addition, we also noted that our operating segments with lower gross margin percentages have long-term plans to raise this rate through increased online transactions, which tend to have a higher gross margin. We also considered the first sentence of paragraph 73 of SFAS 131 Disclosures about Segments of an Enterprise and Related Information. We believe each of the operating segments have essentially the same long-term prospects particularly in light of all of the aggregated operating segments in the reportable segment plan to derive an increasing amount of their revenue from internet activities. Accordingly, we believe these ranges indicate a similar economic characteristic of these operating segments under paragraph 17 of SFAS 131.

Our Mobile operating segment does not represent, nor is it expected to represent within the next two to three years, more than 10% of the (1) revenue or (2) reported profit of the combined operating segments. In addition, our chief operating decision maker does not review assets by operating segment. Accordingly, based on the guidance provided by paragraph 18 of SFAS 131, we concluded that our Mobile segment was not material for separate disclosure.

Item 9. Controls and Procedures

Changes in Internal Controls, page 116

10.	Your disclosures state, “during fiscal year 2009, there were not significant changes in [y]our internal controls or, to [y]our knowledge, in other factors that could significantly affect [y]our disclosure controls and procedures.” Please confirm whether there has been any change in your internal controls over financial reporting identified in connection with your evaluation that occurred during the period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. We refer you to Item 308(c) of Regulation S-K.

EA’s Response

We advise the Staff that there has been no change in our internal controls over financial reporting identified in connection with our evaluation that occurred during the fiscal year ended March 31, 2009 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. We further advise the Staff that in future filings, in the absence of any such change in our internal controls over financial reporting, we will formulate our response to Item 308(c) of Regulation S-K in this manner.

Item 15. Exhibits, Financial Statement Schedules, page 117

Exhibit 10.15

11.	We note that the confidential treatment order related to your April 1, 2000 Licensed Publisher Agreement with Sony Computer Entertainment America expired in March 2008 and we have not received a request for extension of the order. Please tell us if you still require confidential treatment in connection with the agreement. If not, please file an unredacted version of the agreement with your next periodic filing.

EA’s Response

We advise the Staff that we believe that our business is no longer substantially dependent on our Licensed Publisher Agreement with Sony Computer Entertainment America Inc., dated April 1, 2000. Sales of games for the PlayStation 2 platform accounted for 9.6% of our consolidated net revenue in fiscal year 2009 and we expect this percentage to be lower in fiscal year 2010. Therefore, in future filings, we will remove this agreement from our exhibit list.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on June 12, 2009

Compensation Discussion and Analysis

Base Salary, page 37

12.	Your disclosure indicates that the changes in base salaries for Messrs. Riccitiello, Gibeau and Moore were all based, in part, on their individual performance. Please tell us how you assessed the individual performance of these officers in making decisions regarding base salaries. For example, tell us if their performance was measured against any company or individual performance objectives or if there were any particular achievements that the compensation committee considered in making base salary decisions in fiscal 2009. Also, tell us the weight that the compensation committee assigned to each of the factors it considered in awarding the base salary increases.

EA’s Response

We advise the Staff that with respect to Messrs. Gibeau and Moore, their individual performance evaluations were assessments made by John Riccitiello, our chief executive officer, assisted by Gabrielle Toledano, our Executive Vice President of Human Resources, measured against their individual performance objectives. Please note that there are no standardized performance measures utilized in these individual performance objectives. Rather, these are highly individualized goals that are devised by the executive officer, Mr. Riccitiello and Ms. Toledano. Though certain of these individual performance objectives were financial in nature, there was no mathematical calibration of Mr. Gibeau’s or Mr. Moore’s salary adjustments to these financial objectives – rather, these objectives, like the others, were evaluated on a qualitative basis.

With respect to Mr. Moore, his individual performance objectives included strategic and management objectives for the EA SPORTS label. Mr. Moore’s branding and team building accomplishments in fiscal year 2008 were considered. With respect to Mr. Gibeau, his individual performance objectives included leadership, organizational and performance objectives for the EA Games label. Mr. Gibeau’s involvement in the acquisition and integration of the BioWare and Pandemic Studios as a result of our acquisition of VG Holding Corp. was considered.

With respect to Mr. Riccitiello, his individual performance objectives included financial, strategic and organizational objectives. Our Nominating and Governance Committee, with the assistance of Ms. Toledano, set these performance objectives at the beginning of the fiscal year, and then assessed Mr. Riccitiello’s performance measured against these individual performance objectives at the end of the fiscal year. Among his achievements, Mr. Riccitiello’s implementation of our label reorganization in fiscal year 2008 was noted. Though certain of Mr. Riccitiello’s individual performance objectives were financial in nature, there was no mathematical calibration of Mr. Riccitiello’s salary adjustment to these financial objectives – rather, these objectives, like the others, were evaluated on a qualitative basis.

The Compensation Committee considered all of the factors listed in our disclosure in making their determination regarding the base salary adjustments without assigning any specific weight to any of these factors. However, we listed the individual performance component last among the factors mentioned, as the other factors were more influential in the Committee’s decision. In future filings, we will provide more detail with respect to the factors that were considered in the evaluation of the individual performance component in base salary determinations.

Annual Cash Bonus, page 37

13.	It appears from your disclosure that the cash bonuses paid to Messrs. Riccitiello, Brown, Moore and Gibeau in Fiscal 2009 were based on achievement of individual performance objectives. Please tell us why you have not disclosed those performance objectives and related quantitative targets, if any. See Item 402(b)(vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. If you have omitted specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

EA’s Response

We advise the Staff that bonuses were paid upon the achievement of the individual performance objectives of Messrs. Riccitiello, Brown, Moore and Gibeau based upon a qualitative and subjective assessment of their individual performance. Though there were quantitative financial targets among the bonus criteria for each of our named executive officers, these targets were not met in fiscal year 2009, and therefore no portion of the bonuses paid to these individuals with respect to fiscal year 2009 resulted from these quantitative financial targets. Pursuant to the Staff’s guidance in Question 118.04 of its Regulation S-K Compliance and Disclosure Interpretations, because these quantitative targets were not met, they had no relevance on the bonus determinations of our named executive officers. Therefore, these targets were deemed irrelevant in the context of our executive compensation policies or decisions in fiscal year 2009 and were not disclosed.

The factors that the Compensation Committee took into account in its decision to partially fund EA’s bonus program listed on page 38 and 39 of the Definitive Proxy Statement are largely the factors that the Committee also took into account in awarding discretionary bonuses to the named executive officers, who led EA in reaching those achievements. In particular, Mr. Riccitiello and Mr. Gibeau were each recognized in their individual performance evaluations for their efforts in improving game quality and innovation and in developing critically-acclaimed new intellectual property. It was also noted that Messrs. Riccitiello, Gibeau and Moore had made significant developments in EA’s online and direct-to-consumer initiatives. Further, Mr. Riccitiello and Mr. Brown were credited for implementing EA’s cost reduction program and achieving the resulting cost savings in EA’s operating expenses. In future filings, we will provide more detail with respect to the factors that were considered in the evaluation of the individual performance component of bonus determinations.

Equity Awards

Performance-based RSUs, page 40

14.	Please tell us why you have not disclosed the non-GAAP net income targets that must be met in order for the Performance-Based RSUs to vest. See Item 402(b)(v) of Regulation S-K. We note from your disclosure on page 33 that you publicly disclosed the highest of these non-GAAP net income targets in February 2008. Also, please explain how you calculated the non-GAAP net income targets. See Instruction 5 to Item 402(b) of Regulation S-K. Please confirm that you will provide similar disclosure in future filings.

EA’s Response

We have not disclosed the non-GAAP net income targets that must be met in order for the Performance-Based RSUs to vest as we deem these targets to be confidential financial information, the disclosure of which would result in competitive harm to us in accordance with Instruction 4 of Item 402(b) of Regulation S-K (“Instruction 4”). As we disclosed on page 33 of the Definitive Proxy Statement, the highest of these targets corresponded to our fiscal year 2011 corporate financial objectives, which we publicly disclosed in February 2008. However, the two lower targets were based on internal financial plans that have not been disclosed externally. Thus, we believe that these targets would likely be viewed by the market and our competitors as projections of our future performance, which would cause us competitive harm and also result in market confusion in light of the external guidance that we have provided.

This information would provide our competitors, customers and other third parties with whom we seek to do business with insight into our internal strategic business goals. They could use this information to our detriment in prospective business transactions or otherwise gain a competitive advantage against us with this data. In accordance with Instruction 4, we provided guidance with respect to the difficulty in achieving these undisclosed targets by including the statement that “these targets range from approximately two to three times the Company’s non-GAAP net income for fiscal 2008.”

Notwithstanding our competitive harm concern, we believe that these specific targets would not constitute material information necessary to an understanding of our compensation policies and decisions regarding the named executive officers in accordance with Instruction 1 of Item 402(b) of Regulation S-K, particularly with respect to the most recently completed fiscal year. The performance period of the Performance-Based RSUs extends to June 30, 2013 as these grants were intended to strengthen the link between the compensation of our officers and the achievement of our long-term financial objectives. Thus, we believe that disclosure of the performance targets is not material to understand our compensation policies and decisions in fiscal year 2009.

Finally, we direct the Staff to the disclosure on page 38 of the Definitive Proxy Statement regarding how we calculated the non-GAAP net income targets:

“The Company uses certain adjusted non-GAAP financial measures when establishing performance-based bonus and equity award targets, such as non-GAAP earnings per share, non-GAAP net revenue and non-GAAP net income, to exclude the following items (as applicable, in a given reporting period): amortization of intangibles, stock-based compensation, acquisition-related expenses, restructuring charges, income tax adjustments, changes in deferred net revenue, losses on investments, and goodwill impairment, among others.”

Additionally, we note that in our quarterly earnings releases we provide additional information regarding the exclusions that we have taken in a given reporting period in order to calculate our non-GAAP financial measures and the reasons why we feel such exclusions are appropriate.

Special Equity Awards, page 41

15.	Please explain how the compensation committee determined the size of the stock option grants made to Messrs. Brown, Pleasants, Gibeau and Moore under the special equity program.

EA’s Response

In determining the size of the stock option grants made to Messrs. Brown, Pleasants, Gibeau and Moore under the special equity program, the Compensation Committee evaluated the value of the unvested equity held by these individuals in light of the fact that all of their stock options were underwater. They also reviewed the potential value of these stock option grants under various stock price scenarios in order to evaluate the retentive value of these awards. The Compensation Committee also took into account the executive officer’s tenure at EA as an additional factor. Thus, Mr. Gibeau was awarded the highest number of stock options in light of the relatively lower value of his unvested equity and his long tenure with EA vis-à-vis the other executive officers. Messrs. Brown, Pleasants and Moore had more recently joined EA and thus, they had received equity grants when they commenced their employment and the amount of their stock option grants reflected their shorter tenure with EA. In future filings, we will provide further details regarding the factors that the Compensation Committee took into consideration in determining the size of equity grants made to the named executive officers.

Form 8-K filed on May 5, 2009

16.	We note that beginning in fiscal 2010, you will begin deferring revenue on a GAAP-only basis for every online-enabled game. Please further clarify the nature of this change and explain why you believe it is now appropriate to defer revenue for every online-enabled game as opposed to your historical practice of deferring revenues for only a subset of the console and PC games.

EA’s Response

Previously, we deferred revenue associated with online-enabled game sales with respect to which we were obligated to provide an online service and for which we did not have vendor-specific objective evidence of fair value for that service. In fiscal year 2010, we will begin making available for download incremental content and/or updates to online-enabled games, regardless of whether we are obligated to provide an online service, without an incremental fee. We will also be communicating this intent by making the following statement in the packaging materials and end user licensing agreements in future games: “EA may provide certain incremental content and/or updates for no additional charge, if and when available.” Because we do not have vendor-specific objective evidence of fair value for this right to receive the incremental content or updates, we are required to defer the revenue under SOP No. 97-2, Software Revenue Recognition, regardless of whether an online service is being provided.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Barbara Jacobs

Morgan Youngwood

Matthew Crispino

Securities and Exchange Commission

Eric F. Brown

Stephen G. Bené

Electronic Arts Inc.

Laurie Mullen

KPMG LLP